Fourth Amendment to Purchase Agreement

This Fourth Amendment to Purchase Agreement (the "Agreement") is entered into as of November 14, 2016, by and among Rockwell Holdco, Inc., a Delaware corporation ("Purchaser"), Andrews County Holdings, Inc., a Delaware corporation ("Seller"), Valhi, Inc., a Delaware corporation ("Valhi"), and Energy Capital Partners II-A, LP, a Delaware limited partnership ("ECP"), in order to amend certain provisions of the Purchase Agreement, dated November 18, 2015, as amended to date, by and between Purchaser and Seller (the "Purchase Agreement"), and to enter into certain other agreements. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

1)	The parties agree to amend and extend the "Termination Date" (as defined in Section 12.01(b)(i) of the Purchase Agreement) to July 31, 2017.
2)
Notwithstanding anything to the contrary contained in the Purchase Agreement, in the event that any Action is initiated by the Federal Trade Commission or the Antitrust Division of the Department of Justice on behalf of the United States challenging under Antitrust Laws the transactions contemplated by the Purchase Agreement (an "Antitrust Action"), then the following terms shall apply:

a.
Purchaser, with the assistance and cooperation of each of the Parties (as defined in the Purchase Agreement), shall affirmatively contest and resist (including, without limitation, by defending on the merits against the claims asserted by the United States) any such Antitrust Action through entry of judgment by the federal district court and the defense against any appeal to the federal circuit court of appeals that may be asserted by the United States in the event that the federal district court rules against the issuance of the United States' requested preliminary injunction. Purchaser shall control and direct the defense of any Antitrust Action; provided, however, that Seller shall be entitled to participate, at Seller's sole expense, in the conduct thereof.  Seller shall timely make available to Purchaser all witnesses and materials reasonably requested by Purchaser in the conduct of such Antitrust Action. The Parties shall keep each other apprised of the status of the Antitrust Action (including, without limitation, providing copies of all litigation papers, discovery, filings, notices and the like), and shall provide to the other Party in advance any pleadings, analyses, appearances, presentations, motions, memoranda, briefs, arguments, opinions and proposals they or their agents make or submit in connection with such Antitrust Action; and

b.
No Party other than Purchaser shall make any offer, acceptance or counter-offer to any Governmental Authority with respect to any proposed settlement, consent decree, commitment or remedy, or, in the event of litigation, discovery, admissibility of evidence, venue, timing or scheduling unless specifically agreed in writing by Purchaser.  For the avoidance of doubt, Purchaser shall not be required to proffer and consent to an Order providing for the sale or other disposition, or the holding separate, of assets, businesses or interests of the Company or of Purchaser or any of its subsidiaries in order to remedy any concerns that any Governmental Authority may have, or proffer and consent to any other restriction, prohibition or limitation on any assets, businesses or interests of the Company or of Purchaser or any of Purchaser's subsidiaries in order to remedy any such concerns.

3)
If judgment in any Antitrust Action is entered by (x) the federal district court in favor of the United States or (y) the federal circuit court of appeals in favor of the United States in any appeal that may be asserted by the United States in the event that the federal district court rules against the issuance of the United States' requested preliminary injunction, then: (i) either Party shall be entitled to immediately terminate the Purchase Agreement, and the parties will thereafter comply with paragraph 8 below, and (ii) Valhi will reimburse Purchaser for 50% of the third-party fees, expenses and costs incurred by Purchaser and its Affiliates from and after the date of this Agreement, including the fees and expenses of counsel to Purchaser and its Affiliates and any expert witnesses, consultants or vendors retained by Purchaser and its Affiliates, relating to the defense of the Antitrust Action (including any such appeal), up to a maximum reimbursement amount equal to the aggregate of (A) $6.0 million plus (B) in the event of and in connection with any such appeal (and only in the event that all such fees and expenses incurred from and after the date of this Agreement and prior to such appeal exceed $12 million), 50% of the third-party fees, expenses and costs of Purchaser and its Affiliates, including the fees and expenses of counsel to Purchaser and its Affiliates and any expert witnesses, consultants or vendors retained by Purchaser and its Affiliates.  Such payment will be made within 30 days following Valhi's receipt of original documentation of and invoices for such fees, expenses and costs from Purchaser at the conclusion of the Antitrust Action.

4)
Notwithstanding anything to the contrary contained in this Agreement, the Parties shall continue to honor their respective obligations under the Purchase Agreement and the Ancillary Agreements, in each case to the extent not relating to obtaining Antitrust Approvals, through the Termination Date (including Article 12 of the Purchase Agreement, which shall continue in full force and effect under such circumstances with respect to such obligations not relating to obtaining Antitrust Approvals) in order to effect the Closing as promptly as practicable after the later of (x) notification by the government that no Antitrust Action will be initiated or the date of any such settlement, dismissal or other resolution of any Antitrust Action, in each case that permits the transactions contemplated by the Purchase Agreement to proceed to a Closing and (y) if Purchaser agrees to any proposed settlement, consent decree, commitment or remedy with respect to obtaining the Antitrust Approvals, the date of consummation of such proposed settlement, consent decree, commitment or remedy.

5)
Notwithstanding anything to the contrary contained in this Agreement, in the event that the Federal Trade Commission or the Antitrust Division of the Department of Justice on behalf of the United States does not initiate an Antitrust Action, then the remaining provisions of this paragraph 5 shall not apply and be of no further force and effect.  However, in the event that the Federal Trade Commission or the Antitrust Division of the Department of Justice on behalf of the United States does initiate an Antitrust Action, then the parties agree that the Aggregate Consideration shall consist solely of the Base Cash Purchase Price and that the Series A Shares shall not be included as part of the Aggregate Consideration.  As such, Section 2.01(b) of the Purchase Agreement shall be amended and restated in its entirety to read as follows:  "In consideration for the sale, transfer and conveyance described in Section 2.01(a), at the Closing, Purchaser shall pay to Seller an amount equal to the Aggregate Consideration in cash, by wire transfer of immediately available funds, to such account(s) as Seller may direct by written notice delivered to Purchaser at least two (2) Business Days before the Closing Date."  In addition, all references to Series A Shares, the Amended Stockholders Agreement and the Amended Certificate of Incorporation shall be removed from the Purchase Agreement, and the following sections shall be deleted in their entirety from the Purchase Agreement: Section 3.06, Section 3.07, Sections 5.08 through 5.11, Section 6.02(d) and (e), Section 7.07 and Section 8.06.

6)	Seller and Valhi shall cause the Company, and Purchaser and ECP shall cause EnergySolutions, Inc. ("EnergySolutions"), to enter into the commercial agreements described in Exhibit "A" attached hereto.
7)
In exchange for the mutual covenants and promises and other consideration set forth herein: (i) the parties will execute a general mutual release on the terms set forth in Exhibit "C" attached hereto (the "Release"); (ii) Purchaser will deposit within five (5) Business Days after the date hereof $10 million (the "Escrow Amount") in cash into an escrow account (the "Escrow Account") containing customary terms reasonably acceptable to the parties with an escrow agent reasonably acceptable to the parties (the "Escrow Agent"), which Escrow Amount shall be disbursed only in accordance with paragraphs 8 and 9 below; (iii) Seller waives, and covenants that it will not assert, raise or make, any claim hereunder or under the Purchase Agreement or otherwise based upon Purchaser's defense of the Antitrust Action; and (iv) the parties waive, and covenant that they will not assert, raise or make, any claim previously asserted, or which could have been asserted, in the Lawsuit or the Arbitration described in the Venue Agreement.

8)
Notwithstanding anything to the contrary contained in Article 12 of the Purchase Agreement, in the event of a termination in accordance with the Purchase Agreement (including pursuant to paragraph 3 hereto), the Parties agree that the following provisions shall constitute the sole and exclusive rights and remedies of the parties, and that no party shall have any Liability to the other parties following any such termination of the Purchase Agreement except as follows:

a.
the parties shall execute a release of claims in substantially similar form as the Release (but covering the period from and after the date hereof through the termination of the Purchase Agreement), and thereafter the parties shall deliver written notice to the Escrow Agent to release the Escrow Amount (plus any interest thereon) from the Escrow Account to the Company; and

b.
except for any breaches of the commercial agreements referenced in paragraph 6, the payment of the Escrow Amount to the Company shall be the sole and exclusive remedy of Seller and its Affiliates against any member of the Purchaser Group for, and no member of the Purchaser Group shall have, any liability or obligation for, and Seller and its Affiliates shall not otherwise make any Claim for, any matter under, relating to or arising out of, this Agreement, the Purchase Agreement, the Ancillary Agreements, the Equity Commitment Letter or any other Contract, document or agreement delivered pursuant to the Purchase Agreement, or the transactions contemplated thereby, whether based on contract, tort, strict liability, other Applicable Laws or otherwise, or any Claim, based on, in respect of, or by reason of any of the foregoing.  For avoidance of doubt, in the event of a termination of the Purchase Agreement, Seller and its Affiliates shall not have and shall not pursue any claim for any other remedy, whether at law or in equity, other than liquidated damages as provided for in this paragraph 8.  The Parties acknowledge that the agreements contained in this paragraph 8 are an integral part of the transactions contemplated by this Agreement and the Purchase Agreement and constitute liquidated damages and not a penalty, and that the parties would not have entered into this Agreement without the agreements in this paragraph 8.

9)	The parties agree that, at the Closing, they will deliver written notice to the Escrow Agent to release the Escrow Amount (plus any interest thereon) from the Escrow Account to Purchaser.
10)
All disputes or claims arising out of, relating to or connected with this Agreement shall be finally resolved by binding and confidential arbitration in New York, New York, before a former federal judge agreed between the parties.  If the parties are unable to agree on a single arbitrator, then the arbitration shall be conducted before a panel of three arbitrators, with each side selecting one arbitrator and those two arbitrators selecting the third, with each such arbitrator being a former federal judge.  The losing party shall be responsible for the costs of arbitration of the prevailing party, including reasonable attorneys' fees.  The existence and content of the arbitral proceedings and any rulings or award shall be kept confidential, except (i) to the extent that disclosure may be required of a party to fulfill a legal duty or enforce or challenge an award in bona fide legal proceedings before a state court or other judicial authority, or (ii) with the written consent of all parties.

11)
Except as expressly provided in this Agreement, all of the terms and provisions of the Purchase Agreement are and will remain in full force and effect, and are hereby ratified and confirmed by the Parties. Without limiting the generality of the foregoing, the amendments contained herein will not be construed as an amendment to or waiver of any other provision of the Purchase Agreement or as a waiver of or consent to any further or future action on the part of any Party that would require the waiver or consent of any other Party. This Agreement shall be governed by, and construed in accordance with, the applicable laws of the State of Delaware applicable to contracts made and to be performed in that state without giving effect to choice of law rules that would require the application of the law of another jurisdiction.  This Agreement may be executed in counterparts, all of which taken together shall constitute one and the same instrument. If any signature is delivered by facsimile transmission or by PDF, such signature shall create a valid and binding obligation of the party executing (or on whose behalf the signature is executed) with the same force and effect as if such facsimile or PDF signature were an original thereof.

[Signature page follows]

Terms agreed to and executed by the duly authorized officer of each party as of the date first written above.

VALHI, INC.

By: /s/ Andrew B. Nace
Name: Andrew B. Nace
Title: Senior Vice President

ANDREWS COUNTY HOLDINGS, INC.

By: /s/ Andrew B. Nace
Name: Andrew B. Nace
Title: Senior Vice President

ROCKWELL HOLDCO, INC.

By: /s/ Russ Workman
Name: Russ Workman
Title: Corporate Secretary and GC

ENERGY CAPITAL PARTNERS II-A, LP

By: Energy Capital Partners GP II, LP, its general partner

By: Energy Capital Partners II, LLC, its general partner

By: /s/ Christopher M. Leininger
Name: Christopher M. Leininger
Title: Managing Director